ISSUER FREE WRITING PROSPECTUS

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-176669

DHT Holdings, Inc. Announces $80 million Backstopped Equity Offering and Concurrent Private Placement

ST. HELIER, Channel Islands—March 19, 2012—DHT Holdings, Inc. (“DHT” or the “Company”) (NYSE: DHT) announced today that its Board of Directors (the “Board”) has approved a backstopped equity offering and a concurrent private placement, both of which will allow DHT to raise equity capital through the sale of shares of common stock and preferred stock.  The equity offering proceeds will be used to prepay certain debt under DHT’s existing credit facilities and provide DHT with the capital to pursue vessel acquisition and other growth opportunities.

Svein Moxnes Harfjeld, DHT’s CEO, and Trygve P. Munthe, DHT’s President, stated the following:  “This is a significant and important transaction for DHT.  The equity offering and private placement will generate $80 million of proceeds, which we will use to prepay debt, creating a clear runway for DHT over the next few years, and also invest in growth opportunities.  As managers and major shareholders of DHT, it is important to us that this offering be done in a fair and shareholder-friendly manner.  We intend to fully subscribe for our pro rata portion in the offering.  We also are excited to partner with Anchorage Capital, who, following this transaction, will become a major shareholder and capital partner of DHT.”

Pursuant to the backstopped equity offering, DHT intends to raise gross proceeds of $72.5 million through a backstopped equity offering of 51,785,800 shares of common stock and 258,929 shares of preferred stock (the “Offered Shares”) only to holders of record of its common stock (the “Record Date Holders”) as of the close of business on March 29, 2012 (the “Record Date”).

The offering is backstopped by a fund managed by Anchorage Capital Group, L.L.C. (“Anchorage”), a New York based investment firm with approximately $10.0 billion under management.  DHT expects to sell an additional $7.5 million in its capital stock in a concurrent private placement of 53,571 shares of preferred stock to Anchorage, and will pay an additional 21,429 shares of preferred stock to Anchorage as a transaction fee in consideration for providing the backstop commitment.  Additionally, subject to certain conditions, Anchorage will have the right to designate one director to be appointed to the Board upon completion of the offering and to nominate an additional director thereafter.

In a statement, Anchorage commented:  “We are excited to partner with DHT and its excellent management team.  This transaction will create one of the most well capitalized companies in the tanker sector with the ability to both weather the downturn, and also grow through it.  We look forward to building upon our relationship with DHT in the future.”

The Offered Shares will be sold in round lots consisting of 200 shares of common stock and one share of preferred stock.  Each round lot will be sold at a price of $280, representing a purchase price of $0.70 per share of common stock and $140 per share of preferred stock.  Upon the satisfaction of certain conditions and subject to adjustments described herein, each share of preferred stock will automatically be exchanged for 200 shares of common stock.

Record Date Holders will need to own at least 250 shares of DHT’s common stock to participate in the equity offering.  If the equity offering is not fully subscribed, subject to certain limitations, each participating Record Date Holder will have the opportunity to oversubscribe so long as such Record Date Holder, together with its affiliates and certain groups of shareholders to which such Record Date Holder belongs would not beneficially own more than 9.99% of the aggregate voting power of DHT’s outstanding capital stock after giving effect to the equity offering and concurrent private placement.

The offering will commence on April 2, 2012 and will expire on April 27, 2012.

Important Dates:
Record Date	March 29, 2012
Subscription period	April 2 – April 27, 2012
Expiration date	April 27, 2012(1)

(1) Shares will be issued as soon as practicable following the Expiration date.

UBS Investment Bank is acting as Financial Advisor to DHT.

DHT will host an investor conference call at 8:30 a.m. (EDT) on Tuesday, March 20, 2012 to discuss the equity offering and private placement.  Individuals can access the call by dialing 1 646 254 3360 within the United States, 23162729 within Norway and +44 207 136 2051 for international callers.  The passcode is “DHT”.  A live webcast and accompanying slides will be available on DHT’s website at http://www.dhtankers.com.

A replay of the call will be available shortly after the call ends. Through April 27, 2012, the replay will be available on DHT’s website at http://www.dhtankers.com, and a replay may be accessed by dialing 1 347 366 9565 within the United States, 21000498 within Norway or +44 207 111 1244 for international callers and enter 9798743# as the pass code.

The offering will be made pursuant to the Company’s existing shelf registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get those documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus and prospectus supplement if you request it by calling or emailing the information agent for the offering, Georgeson Inc., toll-free at 1-888-566-3252 or dht@georgeson.com.

About DHT Holdings, Inc.

DHT operates a fleet of twelve double-hull crude oil tankers, of which eleven are wholly owned by the company. The fleet consists of six VLCCs, two Suezmax tankers and four Aframax tankers. Eight of the vessels are on medium-term time charters, two are on long-term bareboat charters and two are operating in the Tankers International Pool. For further information: www.dhtankers.com.

About Anchorage Capital Group, L.L.C.

Anchorage Capital Group, L.L.C. is a New York-based registered investment adviser founded in 2003.  The firm manages approximately $10 billion in private investment funds across the credit, special situations and illiquid investment markets of North America, Europe and Australia.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2012.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Source: DHT Holdings, Inc.

DHT Holdings, Inc.

Svein Moxnes Harfjeld, CEO, + 47 4140 4886

smh@dhtankers.com

or

Trygve P. Munthe, President, + 47 9135 0025

tpm@dhtankers.com

or

Eirik Ubøe, CFO, + 47 4129 2712

eu@dhtankers.com